FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments II Inc.	0001243106
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, December 30, 2003, Series 2003-1	333-106323

Name of Person Filing the Document
(If Other than the Registrant)

03043578

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

STRUCTURED ASSET MORTGAGE
INVESTMENTS II INC.

By: ______________________
Name: Baron Silverstein
Title: Vice President

Dated: December 30, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Issue Computational Materials

$215,651,800 (approximate)

American Home Mortgage Investment Trust, Series 2003-1

Structured Asset Mortgage Investments II Inc.
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller

Wells Fargo Bank Minnesota, National Association
Master Servicer

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All Statistical Information is based upon information as of December 1, 2003

December 29, 2003

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Bear, Stearns & Co. Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Bear, Stearns & Co. Inc. Trading Desk at (212) 272-4976.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

American Home Mortgage Trust, Series 2003-1

Class	Note Size (1)	Ratings S&P	CE Levels (1)	Pass-Thru Rate	Note Type
			Offered Notes		
A	$197,860,600	AAA	8.25% (2)	LIBOR (3)	Senior Floater
M-1	$11,321,700	AA	3.00% (2)	LIBOR (3)	Mezzanine Floater
M-2	$6,469,500	A	0.00% (2)	LIBOR (3)	Mezzanine Floater

(1) The class sizes and credit enhancement levels are subject to change based upon the final pool and rating agency evaluation of subordination, overcollateralization ("OC") and excess spread.

(2) Credit enhancement for the Notes will be provided by a combination of subordination provided to the Class A Notes by the Class M-1 and Class M-2 Notes, OC and excess spread all as more fully described herein. The expected initial credit enhancement percentages are as provided above. The initial OC amount will equal 0.00% as of the Cut-Off Date. Beginning on the Distribution Date in February 2004, all excess spread will be applied to pay principal, resulting in a limited acceleration of the Notes thereby creating OC up to an OC Target, expected to be approximately 0.50% of the Cut-Off Date unpaid principal balance of the mortgage loans.

(3) The Note Interest Rate for the Class A, Class M-1 and Class M-2 Notes will be the least of (a) a floating rate based on One-Month LIBOR plus 0.40%, 0.70% and 1.40%, respectively (b) 11.500% and (c) the Net Rate Cap. The Net Rate Cap will equal the weighted average of the net rates on the mortgage loans. On the first Payment Date after the first possible Optional Clean-Up Call Date, the margin for the Class A Notes and Class M Notes will increase to 2 times the original margin and 1.5 times the original margin, respectively.

Description of the Collateral:

100% of the mortgage loans are interest-only for the first 10 years after origination and then fully amortize over the remaining 15 or 20 year remaining term. In addition, all the mortgage loans with LTVs greater than 80% have mortgage insurance up to the required agency limits (none are secured by additional collateral or pledged assets). Approximately 76% of the mortgage loans were originated with full and/or alternative documentation (note: such alternative documentation includes the recommendations as provided by the automated underwriting systems of Fannie Mae and Freddie Mac). More detailed collateral information, is provided in the attached Exhibit I.

None of the Mortgage Loans that were originated between October 1, 2002 and March 7, 2003 are subject to the Georgia Fair Lending Act. None of the Mortgage Loans are High Cost Mortgage Loans.

Loan Description	% of Pool	Gross WAC	Net WAC	WAM (mos.)	Gross Margin	Net Margin	Max Rate	Mos to Roll
1-Year LIBOR ARM	3.11%	3.532%	3.142%	357	2.329%	1.939%	11.832%	9
1-Month LIBOR ARM	17.47%	2.864%	2.474%	356	2.301%	1.911%	12.000%	1
6-Month LIBOR ARM	79.42%	3.492%	3.102%	354	2.353%	1.963%	12.000%	4
Totals:	**100%**	**3.384%**	**2.994%**	**354**	**2.343%**	**1.953%**	**12.000%**	**4**

Summary of Terms:

Depositor:	Structured Asset Mortgage Investments II Inc.
Mortgage Loan Seller:	EMC Mortgage Corporation (an affiliate of the Depositor and Underwriter).
Master Servicer and Securities Administrator:	Wells Fargo Bank Minnesota, National Association.
Underlying Servicer:	The mortgage loans are serviced by Columbia National Incorporated (CNI), a wholly owned subsidiary of American Home Mortgage Investment Corp.
Underwriter:	Bear, Stearns & Co. Inc.
Indenture Trustee:	Deutsche Bank National Trust Company
Rating Agency:	Standard & Poor's, a division of the McGraw-Hill Companies, Inc.
Cut-off Date:	December 1, 2003.
Settlement Date:	On or about December 31, 2003.
Payment Date:	25th day of each month (or the next business day), commencing in January 2004.
Optional Clean-Up Call:	CNI, or its designee, may repurchase from the trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the mortgage loans is reduced to 20% of the aggregate principal balance of the mortgage loans as of the Cut-Off Date.
Registration:	The Class A, Class M-1 and Class M-2 Notes will be available in book-entry form through DTC.
Denominations:	The Class A, Class M-1 and Class M-2 Notes are issuable in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.
Legal Structure:	Owner Trust.
ERISA Considerations:	The Notes are expected to be eligible for purchase by ERISA plans. A fiduciary of any benefit plan should very carefully review with its legal advisors whether the purchase or holding of any Notes to a transaction prohibited or not otherwise permissible under ERISA.
Owner Trustee:	Wilmington Trust Company.

SMMEA Eligibility: The Class A Notes and the Class M-1 Notes will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

P&I Advances: The servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the servicer reasonably believes that such cash advances can be repaid from future payments on the mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Notes and are not intended to guarantee or insure against losses. If the servicer fails to make delinquency advances, the Master Servicer will be obligated to make such advances.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the sum of (1) the applicable Servicing Fee Rate, (2) the applicable Master Servicing Fees, and (3) the Trustee Fee, if any.

Interest Payments: On each Payment Date holders of the Notes will be entitled to receive the interest that has accrued on the Notes at the related Note Interest Rate during the accrual period, and any interest due on a prior Payment Date that was not paid.

The "accrual period" for all of the Notes will be the period from and including the preceding Payment Date (or from the Settlement Date with respect to the first Payment Date) to and including the day prior to the current Payment Date. The trustee will calculate interest on the Notes on an actual/360 basis. The Notes will settle flat on the Closing Date.

Credit Enhancement:

- Subordination: Initially, 8.25% for the Class A Notes, 3.00% for the Class M-1 Notes and 0.00% for the Class M-2 Notes.
- Overcollateralization ("OC")

Initial (% Orig.)	0.00%
OC Target (% Orig.)	0.50%
Stepdown (% Current)	None
OC Floor (% Orig.)	0.50%

- Excess spread, which will initially be equal to approximately xxx bps per annum (before losses) as of the Cut-off Date, is expected to be available to cover losses and to build OC commencing on the Payment Date in February 2004.

Interest Funds: With respect to any Payment Date, the interest portion of all scheduled and unscheduled collections received or advanced for each mortgage loan.

Principal Funds: With respect to any Payment Date, the principal portion of all scheduled or unscheduled collections received or advanced on each mortgage loan.

Current Interest: For any Payment Date, the amount of interest accrued during the Accrual Period at the related Note Interest Rate on the Note Principal Balance of such Notes immediately prior to such Payment Date, in each case, reduced by any prepayment interest shortfalls to the extent not covered by compensating interest payable by the Servicer, or the Master Servicer, and certain other shortfalls.

Interest Carryforward Amount: As of any Payment Date, generally equal to the sum of (i) the excess of (a) the Current Interest for such Class with respect to prior Payment Dates over (b) the amount actually distributed to such Class of Notes with respect to interest on or after such prior Payment Dates and (ii) interest thereon.

Basis Risk Carryforward Amount: As of any Payment Date on which the Current Interest for a Class of Notes is calculated based on the Net Rate Cap, the sum of (i) the excess, if any, of (a) 1-month LIBOR plus the related margin over (b) the amount of Current Interest calculate using a Note Interest Rate equal to the net rate cap for such Payment Date and (ii) the Basis Risk Carryforward Amount for all previous Payment Dates not previously paid.

Unpaid Interest Shortfall Amount: As of any Payment Date and each Class of Notes, such classes pro rata share, based on the amount of Current Interest payable to such Class on such Payment Date, of prepayment interest shortfalls on the Mortgage Loans, to the extent not covered by compensating interest, and any Relief Act Shortfalls on the Mortgage Loans.

Principal Distribution Amount: With respect to any Payment Date, the Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.

Basic Principal Distribution Amount: With respect to any Payment Date, the Principal Funds for such Payment Date .

Extra Principal Distribution Amount: With respect to any Payment Date, the lesser of (x) the Net Monthly Excess Cashflow for such Payment Date and (y) the Overcollateralization Deficiency Amount for such Payment Date.

Net Monthly Excess Cashflow: For any Payment Date, the excess of (x) the Interest Funds for such Payment Date over (y) the sum for such Payment Date of the Current Interest for the Notes and the Interest Carryforward Amount for the Class A Notes.

Priority of Payments: On each Payment Date, distributions on the Notes, to the extent of available funds, will be made according to the following priority:

Interest Distributions:

1) Interest will be distributed to the holders of the Class A, Class M-1 and Class M-2 Notes, sequentially, to the extent of the related Current Interest and the related Interest Carryforward Amount;

Principal Distributions:
Principal will be distributed as follows to the extent of Principal Funds and the Extra Principal Distribution Amount to the holders of Class A and Class M Notes, pro rata.

Net Monthly Excess Cashflow:

1) To the holders of the class or classes of Notes then entitled to receive distributions in respect of principal, in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;
2) To the holders of the Class A Notes any remaining Basis Risk Carryforward Amount not paid under Interest Distributions above and any Allocated Realized Loss Amount for such Note ;
3) To the holders of the Class M-1 Notes, an amount equal to the Basis Risk Carryforward Amount and any Allocated Realized Loss Amount, for such Notes;
4) To the holders of the Class M-2 Notes, an amount equal to the Basis Risk Carryforward Amount and any Allocated Realized Loss Amount, for such Notes
5) Sequentially, to the holders of the Class A, Class M-1 and Class M-2 Notes any unpaid Interest Shortfall Amount for such Notes; and
6) To the holders of the Equity Certificates, as provided in the sale and servicing agreement.

Overcollateralization Deficiency Amount: For any Payment Date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such Payment Date.

Overcollateralization Target Amount: Equal to 0.50% of the Cut-Off Date unpaid principal balance. As of December 1, 2003 the Overcollateralization Target Amount is expected to be approximately $1,078,259.

Overcollateralization Amount: For any Payment Date, the amount, if any, by which (i) the aggregate Stated Principal Balance of the mortgage loans exceeds (ii) the sum of the Note Principal Balance of the Notes.

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.

Allocation of Losses:

Any Realized Losses on the mortgage loans will be allocated on any Payment Date, first, to Net Monthly Excess Cashflow, second, in reduction of the Overcollateralization Amount, third, to the Class M-2 Notes until their Note Principal Balance is reduced to zero, fourth to, to the Class M-1 Notes until their Note Principal Balance is reduced to zero. Losses will not be allocated to the Class A Notes.

Once Realized Losses have been allocated to the Class M-2 or Class M-1 Notes, such amounts with respect to such Notes will no longer accrue interest; however, such amounts may be paid thereafter to the extent of funds available from Net Monthly Excess Cashflow as an Allocated Realized Loss Amount.

Allocated Realized Loss Amount:

With respect to the Class M-1 or Class M-2 Notes and any Payment Date, an amount equal to the sum of any Realized Loss allocated to that class of Notes on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Date.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

Bear Stearns & Co., Inc
dcalamari

FASTrader
AHMIT-0301 M2 (M-2)

AHMIT-0301 M2 (M-2)

Dated Date:	12/1/03	**Pricing**	
Trade Date:	11/22/03	WAC:	.00
Settle Date:	12/31/03	WAM:	.00
Date of 1st CF:	1/25/04	Type:	
Pmts Per Year:		**Collateral**	
Manager:	BEARS	GROUP:	ALL
Face:	.00	CNWAC:	.00
Speed Assumpt.:		CGWAC:	.00
Monthly Prepayment		Range:	.00 - .00
Date PSA CPR		CWAM:	1/1/01
		Range:	1/1/01 - 1/1/01
		Av. Age:	.00

Cumulative Prepayment

Date	PSA	CPR
1 Mo	.00	
3 Mo	.00	
6 Mo	.00	
12 Mo	.00	

Deal Comments

Tranche Details

Des:	M2	P-Des:	M2
Cusip:		Description:	A
Orig. Bal:	6,469,500.00	Current Bal:	6,469,500.00
Factor:	1.00	As of:	1/1/01
Coupon:	2.54	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	0	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

1.0000 x 1-mo LIBOR + 1.4000 Cap 11.5000 @ 10.1000 Floor 1.4000 @ 0.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.12	1.16	1.22	1.46	2.16	2.77	3.27	3.65	3.94	4.16
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.35	4.52	4.66	4.76	4.87	4.95	5.02	5.10	5.30	5.38

Settlement Date: 12/31/2003 Valuation Date: 12/30/2003 Yield Curve: USD Swap

Results

		1M_LIB	**1.14000**	**1.14000**	**1.14000**	**1.14000**	**1.14000**
		1Y_LIB	**1.48000**	**1.48000**	**1.48000**	**1.48000**	**1.48000**
		6M_LIB	**1.23000**	**1.23000**	**1.23000**	**1.23000**	**1.23000**
		CAPS	**.00000**	**.00000**	**.00000**	**.00000**	**.00000**
		DELINQUENCY	**.00000**	**.00000**	**.00000**	**.00000**	**.00000**
		Prepay	**0% CPR**	**10% CPR**	**25% CPR**	**40% CPR**	**50% CPR**
		SWAP	**.00000**	**.00000**	**.00000**	**.00000**	**.00000**
Price	**99:20**	**Yield**	2.62	2.71	2.82	2.92	2.99
		Mod. Duration	15.53	6.80	3.08	1.81	1.36
Price	**99:24**	**Yield**	2.61	2.69	2.78	2.85	2.90
		Mod. Duration	15.53	6.81	3.08	1.81	1.36
Price	**99:28**	**Yield**	2.61	2.67	2.74	2.78	2.80
		Mod. Duration	15.54	6.82	3.09	1.82	1.36
Price	**100: 0**	**Yield**	2.60	2.65	2.70	2.71	2.71
		Mod. Duration	15.54	6.82	3.09	1.82	1.36
Price	**100: 4**	**Yield**	2.59	2.64	2.66	2.64	2.62
		Mod. Duration	15.55	6.83	3.09	1.82	1.37
Price	**100: 8**	**Yield**	2.58	2.62	2.62	2.57	2.53
		Mod. Duration	15.55	6.84	3.10	1.82	1.37
Price	**100:12**	**Yield**	2.57	2.60	2.58	2.50	2.44
		Mod. Duration	15.56	6.84	3.10	1.83	1.37

Security	% of Orig. Bal	Face Value
AHMIT-0301 M2 (M-2)	100.00	6,469,500.00

*** Please see attached document for detailed scenario assumptions used. ***

Bear Stearns & Co., Inc
dcalamari

FASTrader
AHMIT-0301 M1 (M-1)

AHMIT-0301 M1 (M-1)

Dated Date:	12/1/03	**Pricing**	
Trade Date:	11/22/03	WAC:	.00
Settle Date:	12/31/03	WAM:	.00
Date of 1st CF:	1/25/04	Type:	
Pmts Per Year:		**Collateral**	
Manager:	BEARS	GROUP:	ALL
Face:	.00	CNWAC:	.00
Speed Assumpt.:		CGWAC:	.00
Monthly Prepayment		Range:	.00 - .00
Date PSA CPR		CWAM:	1/1/01
		Range:	1/1/01 - 1/1/01
		Av. Age:	.00

Cumulative Prepayment

Date	PSA	CPR
1 Mo	.00	
3 Mo	.00	
6 Mo	.00	
12 Mo	.00	

Deal Comments

Tranche Details

Des:	M1	P-Des:	M1
Cusip:		Description:	AA
Orig. Bal:	11,321,700.00	Current Bal:	11,321,700.00
Factor:	1.00	As of:	1/1/01
Coupon:	1.84	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	0	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula
1.0000 x 1-mo LIBOR + 0.7000 Cap 11.5000 @ 10.8000 Floor 0.7000 @ 0.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.12	1.16	1.22	1.46	2.16	2.78	3.27	3.65	3.94	4.16
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.35	4.52	4.66	4.76	4.87	4.95	5.02	5.10	5.30	5.38

Settlement Date: 12/31/2003 Valuation Date: 12/30/2003 Yield Curve: USD Swap

Results

	1M_LIB	**1.14000**	**1.14000**	**1.14000**	**1.14000**	**1.14000**
	1Y_LIB	**1.48000**	**1.48000**	**1.48000**	**1.48000**	**1.48000**
	6M_LIB	**1.23000**	**1.23000**	**1.23000**	**1.23000**	**1.23000**
	CAPS	**.00000**	**.00000**	**.00000**	**.00000**	**.00000**
	DELINQUENCY	**.00000**	**.00000**	**.00000**	**.00000**	**.00000**
	Prepay	**0% CPR**	**10% CPR**	**25% CPR**	**40% CPR**	**50% CPR**
	SWAP	**.00000**	**.00000**	**.00000**	**.00000**	**.00000**
Price 99:20	**Yield**	1.90	1.96	2.05	2.14	2.21
	Mod. Duration	16.73	7.11	3.15	1.84	1.37
Price 99:24	**Yield**	1.89	1.94	2.01	2.07	2.12
	Mod. Duration	16.73	7.12	3.15	1.84	1.38
Price 99:28	**Yield**	1.89	1.93	1.97	2.00	2.03
	Mod. Duration	16.74	7.13	3.16	1.84	1.38
Price 100: 0	**Yield**	1.88	1.91	1.93	1.93	1.93
	Mod. Duration	16.74	7.13	3.16	1.85	1.38
Price 100: 4	**Yield**	1.87	1.89	1.89	1.87	1.84
	Mod. Duration	16.75	7.14	3.17	1.85	1.38
Price 100: 8	**Yield**	1.86	1.87	1.85	1.80	1.75
	Mod. Duration	16.75	7.15	3.17	1.85	1.38
Price 100:12	**Yield**	1.86	1.86	1.81	1.73	1.66
	Mod. Duration	16.76	7.15	3.18	1.86	1.39

Security	% of Orig. Bal	Face Value
AHMIT-0301 M1 (M-1)	100.00	11,321,700.00

*** Please see attached document for detailed scenario assumptions used. ***

Bear Stearns & Co., Inc
dcalamari

FASTrader
AHMIT-0301 A1 (I-A-1)

AHMIT-0301 A1 (I-A-1)

Dated Date:	12/1/03	**Pricing**	
Trade Date:	11/22/03	WAC:	.00
Settle Date:	12/31/03	WAM:	.00
Date of 1st CF:	1/25/04	Type:	
Pmts Per Year:		**Collateral**	
Manager:	BEARS	**Cumulative Prepayment**	
Face:	.00		
Speed Assumpt.:			

Monthly Prepayment
Date PSA CPR

Deal Comments

Tranche Details

Des:	A1	P-Des:	A1
Cusip:		Description:	AAA-PT
Orig. Bal:	197,860,600.00	Current Bal:	197,860,600.00
Factor:	1.00	As of:	1/1/01
Coupon:	1.54	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	0	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula
1.0000 x 1-mo LIBOR + 0.4000 Cap 11.5000 @ 11.1000 Floor 0.4000 @ 0.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.12	1.16	1.22	1.46	2.16	2.78	3.27	3.66	3.94	4.16
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.36	4.52	4.66	4.76	4.87	4.95	5.02	5.10	5.30	5.38

Settlement Date: 12/31/2003 Valuation Date: 12/30/2003 Yield Curve: USD Swap

Results

	1M_LIB	**1.14000**	**1.14000**	**1.14000**	**1.14000**	**1.14000**
	1Y_LIB	**1.48000**	**1.48000**	**1.48000**	**1.48000**	**1.48000**
	6M_LIB	**1.23000**	**1.23000**	**1.23000**	**1.23000**	**1.23000**
	CAPS	**.00000**	**.00000**	**.00000**	**.00000**	**.00000**
	DELINQUENCY	**.00000**	**.00000**	**.00000**	**.00000**	**.00000**
	Prepay	**0% CPR**	**10% CPR**	**25% CPR**	**40% CPR**	**50% CPR**
	SWAP	**.00000**	**.00000**	**.00000**	**.00000**	**.00000**
Price 99:20	**Yield**	1.59	1.66	1.75	1.84	1.91
	Mod. Duration	17.28	7.26	3.18	1.85	1.38
Price 99:24	**Yield**	1.59	1.64	1.71	1.77	1.82
	Mod. Duration	17.29	7.27	3.19	1.85	1.38
Price 99:28	**Yield**	1.58	1.63	1.67	1.70	1.73
	Mod. Duration	17.29	7.27	3.19	1.86	1.39
Price 100: 0	**Yield**	1.57	1.61	1.63	1.64	1.64
	Mod. Duration	17.30	7.28	3.20	1.86	1.39
Price 100: 4	**Yield**	1.56	1.59	1.59	1.57	1.55
	Mod. Duration	17.30	7.29	3.20	1.86	1.39
Price 100: 8	**Yield**	1.56	1.57	1.55	1.50	1.46
	Mod. Duration	17.31	7.29	3.21	1.87	1.39
Price 100:12	**Yield**	1.55	1.56	1.52	1.44	1.37
	Mod. Duration	17.31	7.30	3.21	1.87	1.39

Security	% of Orig. Bal	Face Value
AHMIT-0301 A1 (I-A-1)	100.00	197,860,600.00

*** Please see attached document for detailed scenario assumptions used. ***